SECOND AMENDMENT TO CREDIT AGREEMENT

This Second Amendment to Credit Agreement (this "Amendment") is made as of this 26th day of March, 2004 by and among Inland Retail Real Estate Trust, Inc., a corporation organized under the laws of the State of Maryland (the "REIT") and Inland Retail Real Estate Limited Partnership, an Illinois limited partnership (the "Operating Partnership") (the REIT and the Operating Partnership are individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), KeyBank National Association, a national banking association, and the several banks, financial institutions and other entities from time to time parties to the Credit Agreement, as amended, (collectively, the "Lenders") and KeyBank National Association, not individually, but as "Administrative Agent".

RECITALS

A.   The REIT, Operating Partnership, Administrative Agent, and the Lenders are parties to a Credit Agreement dated as of March 31, 2003, as amended by a First Amendment to Credit Agreement dated as of May 7, 2003 (as amended, the "Credit Agreement"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Credit Agreement.

B.   Pursuant to its rights under Section 2.20 of the Credit Agreement the Borrower has previously extended the Facility Termination Date from September 30, 2003 to March 31, 2004.

C.   Borrower has requested that Lenders further extend the Facility Termination Date and the Lenders are willing to do so on the terms described herein.

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1.   The foregoing recitals to this Amendment are incorporated into and made a part of this Amendment.

2.   The Facility Termination Date is hereby extended to May 14, 2004.

3.   The REIT and the Operating Partnership each hereby represent and warrant that:

(a)   no Default or Unmatured Default exists under the Loan Documents or will exist after giving effect to the terms of this Amendment;

(b)   the representations and warranties contained in Article V of the Credit Agreement are true and correct;

(c)   the Loan Documents are in full force and effect and it has no defenses or offsets to, or claims or counterclaims relating to, the obligations under the Loan Documents;

(d)   no changes have been made to its organizational documents since the date of the Credit Agreement unless such changes have been previously provided to Administrative Agent;

(e)   there has been no material adverse change in its financial condition since the date of the Credit Agreement; and

(f)   it has full power and authority to execute this Amendment.

3.   Except as specifically modified hereby, the Credit Agreement is and remains unmodified and in full force and effect and is hereby ratified and confirmed. All references in the Loan Documents to the "Credit Agreement" henceforth shall be deemed to refer to the Credit Agreement as amended by this Amendment.

4.   This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Amendment by signing any such counterpart. This Amendment shall be construed in accordance with the internal laws (and not the law of conflicts) of the State of Illinois, but giving effect to federal laws applicable to national banks.

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IN WITNESS WHEREOF, the Borrowers, the Lenders and the Administrative Agent have executed this Amendment as of the date first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus
Print Name: Barry L. Lazarus
Title: President

2901 Butterfield Road
Oak Brook, Illinois 60523
Phone: 630-218-8000
Facsimile: 630-218-4935
Attention: G. Joseph Cosenza

with a copy to:

Barry L. Lazarus
200 Waymont Court
Suite 126
Lake Mary, Florida 32746
Phone: 407-688-6540
Facsimile: 407-688-6543

INLAND RETAIL REAL ESTATE
LIMITED PARTNERSHIP

By: Inland Retail Real Estate Trust, Inc., its
       general partner

By: /s/ Barry L. Lazarus
Print Name: Barry L. Lazarus
Title: President

2901 Butterfield Road
Oak Brook, Illinois 60523
Phone: 630-218-8000
Facsimile: 630-218-4935
Attention: G. Joseph Cosenza

with a copy to:

Barry L. Lazarus
200 Waymont Court
Suite 126
Lake Mary, Florida 32746
Phone: 407-688-6540
Facsimile: 407-688-6543

COMMITMENT: KEYBANK NATIONAL ASSOCIATION,
$75,000,000   Individually and as Administrative Agent

By: _____
Print Name: _____
Title: _____

227 West Monroe Street
18th Floor
Chicago, Illinois 60606
Phone: 312-730-2731
Facsimile: 312-730-2755
Attention: Jane Blomquist
            KeyBank Real Estate Capital

COMMITMENT: BANK OF AMERICA, N.A.,
$50,000,000

                                     By: _____
                                     Print Name: Susan Vercauteren
                                     Title: Senior Vice President

                                     100 North Tryon Street
                                     NC1-007-11-15
                                     Charlotte, NC 28255
                                     Phone: 704-388-4844
                                     Facsimile: 704-333-2416
                                     Attention: Real Estate Group

COMMITMENT: LASALLE BANK NATIONAL ASSOCIATION
$35,000,000

By: _____
Print Name: Stephen Shockey
Title: Vice President

135 South LaSalle Street
Chicago, Illinois 60603
Phone: 312-904-7096
Facsimile: 312-904-6691

COMMITMENTS: EUROHYPO AG, NEW YORK BRANCH
$30,000,000

By: _____
Print Name: Ben Marciano
Title: Managing Director

By: _____
Print Name: Jeff Page
Title: Vice President

123 North Wacker Drive – Suite 2300
Chicago, Illinois 60606
Phone: 312-267-8870
Facsimile: 312-267-8875
Attention: Ryan Huddlestun

with a copy to:

Eurohypo AG, New York Branch
1114 Avenue of the Americas
New York, New York 10036
Attn: Legal Director

11701813\V-3

COMMITMENTS: FIRST TENNESSEE BANK NATIONAL
$10,000,000 ASSOCIATION

By: _____
Print Name: Philip McCutchan
Title: Vice President

701 Market Street
Chattanooga, Tennessee 37402
Phone: 423-757-4075
Facsimile: 423-757-4040